Exhibit 99.1

REVISED CONSOLIDATED STATEMENTS OF OPERATIONS OF NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES FOR THE FISCAL YEARS ENDED AUGUST 31, 2009 AND 2008 (UNAUDITED)

	2009	2008
NORTH AMERICAN OPERATIONS:
Net sales, excluding joint ventures	$7,428,499	$10,890,652
Net sales, to joint ventures	1,146,809	1,800,100
	8,575,308	12,690,752
Cost of goods sold	5,620,668	7,638,690
Gross profit	2,954,640	5,052,062

JOINT VENTURES:
Equity in income of joint ventures	367,238	3,792,197
Gain on sale of joint venture	—	172,767
Fees for services provided to joint ventures	3,378,193	5,956,403
	3,745,431	9,921,367

OPERATING EXPENSES:
Selling	2,439,321	3,294,882
General and administrative	2,804,257	3,514,437
Expenses incurred in support of joint ventures	1,427,616	2,873,975
Research and development	3,024,205	2,532,791
Loss on impairment	554,000	—
	10,249,399	12,216,085

OPERATING (LOSS) INCOME	(3,549,328)	2,757,344

INTEREST INCOME	6,340	23,815
INTEREST EXPENSE	(132,411)	(123,874)
OTHER INCOME	25,025	28,407
GAIN ON SALE OF ASSETS	—	5,529
MINORITY INTEREST	3,398	32,735

(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(3,646,976)	2,723,956

INCOME TAX (BENEFIT) EXPENSE	(302,000)	170,000

NET (LOSS) INCOME	$(3,344,976)	$2,553,956

NET (LOSS) INCOME PER COMMON SHARE:
Basic	$(0.89)	$0.69
Diluted	$(0.89)	$0.68

WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:
Basic	3,749,012	3,714,940
Diluted	3,749,012	3,757,492

The above amounts have been reclassified to conform to the current period presentation.  These reclassifications did not have a material impact on the Company’s previously reported consolidated balance sheets or statements of cash flows. The Company has reclassified various line items in the statements of operations to better provide the results of its joint ventures, as well as its North American operations.  These reclassifications changed the Company’s operating income (loss), but did not impact its net income (loss) or net income (loss) per common share.